SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               03 September, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Transaction in Own Shares announcement made on 20 August 2007
             2. Transaction in Own Shares announcement made on 21 August 2007
             3. Transaction in Own Shares announcement made on 21 August 2007
             4. Transaction in Own Shares announcement made on 22 August 2007
             5. Transaction in Own Shares announcement made on 23 August 2007
             6. Transaction in Own Shares announcement made on 28 August 2007
             7. Transaction in Own Shares announcement made on 29 August 2007
             8. Transaction in Own Shares announcement made on 29 August 2007
             9. Transaction in Own Shares announcement made on 30 August 2007
            10. Total Voting Rights announcement made on 31 August 2007

Enclosure  1

Monday 20 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 309.01 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 534,915,967 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,105,738,885.


The above figure (8,105,738,885) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  2

Tuesday 21 August 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 1,626,914 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 533,289,053 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,107,365,799

The above figure (8,107,365,799) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  3

Tuesday 21 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 310.336 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 534,289,053 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,106,365,799.


The above figure (8,106,365,799) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  4

Wednesday 22 August 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 2,105,000 ordinary shares at a price of 303.677482 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 536,394,053 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,104,260,799.

The above figure (8,104,260,799) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  5

Thursday 23 August 2007

                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 306.676 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 537,394,053 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,103,260,799.

The above figure (8,103,260,799) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  6

Tuesday 28 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 309.50 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 539,789,053 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,100,865,799.


The above figure (8,100,865,799) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  7

Wednesday 29 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 548,253 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 539,240,800 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,101,414,052.


The above figure (8,101,414,052) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  8

Wednesday 29 August 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 500,000 ordinary shares at a price of 308.53 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 539,740,800 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,100,914,052.

The above figure (8,100,914,052) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  9

Thursday 30 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 550,000 ordinary shares at a price of 309.52 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 540,290,800 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,100,364,052.


The above figure (8,100,364,052) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  10

Friday 31 August 2007


                                  BT GROUP PLC


             TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 August 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 540,290,800 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,100,364,052.

The above figure (8,100,364,052) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 03 September, 2007